February 2, 2015

Via EDGAR

Pamela A. Long, Assistant Director

Asia Timmons-Pierce, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	NAC Global Technologies, Inc.,
Amendment No. 1 to Registration Statement on Form S-1
Filed January 20, 2015
File No. 333-200969

Dear Ms. Long and Ms. Timmons-Pierce:

We hereby submit the responses of NAC Global Technologies, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated January 28, 2015, to Vincent Genovese, Chief Executive Officer of the Company, in regard to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed on January 20, 2015  (the “First Amendment”), which amended the Company’s Registration Statement on Form S-1 filed on December 15, 2014 (the “Original Form S-1” and, as amended by the First Amendment, the “Amended S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the respective page numbers in Amendment No. 2 to the Original Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 2, 2015 (the “Second Amendment”). Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended S-1, as further amended by the Second Amendment.

Use of Proceeds, page 18

1.	As you are now planning to conduct your offering on a best efforts basis through the placement agent, please revise your Use of Proceeds section to explain how you will allocate proceeds to the repayment of the various series of Notes if you are unable to raise at least $986,769 in the offering.

Company Response: We have revised the Use of Proceeds section in the Second Amendment accordingly.

Dilution, page 20

2.	Please include disclosure showing the amount of dilution to new investors if only 75%, 50% or 25% of the offering is sold.

Company Response: We have revised the disclosure in the Dilution section of the Second Amendment accordingly.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our counsel at (212) 603-6300.

Respectfully submitted, NAC GLOBAL TECHNOLOGIES, INC.

By:	/s/ Vincent Genovese
Name: Vincent Genovese Title: President and CEO